SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2007	Commission File Number: 1-7274
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-     .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Patricia A. Olah

Patricia A. Olah
Corporate Secretary and Lead Governance Counsel

Date: May 22, 2007

Dated as of February 1, 2007

BELL CANADA
and

BCE INC.
and
CIBC MELLON TRUST COMPANY —
COMPAGNIE TRUST CIBC MELLON
Trustee
FIFTY-THIRD SUPPLEMENTAL
TRUST INDENTURE
__________________

FIFTY-THIRD SUPPLEMENTAL INDENTURE
     THIS FIFTY-THIRD SUPPLEMENTAL INDENTURE made as of February 1, 2007.

B E T W E E N:	BELL CANADA, a corporation incorporated under the laws of Canada

(the “Corporation”)

- and -

BCE INC., a corporation incorporated under the laws of Canada

(the “Guarantor”)

- and -

CIBC Mellon Trust Corporation, a corporation governed by the Trust and Loan Companies Act (Canada)

(the “Trustee”)
RECITALS:
A.	The Corporation currently has debentures, Series DW, EA, EC, ED, EG, EH, EJ, EO, ES, EU and EZ (the “Subject Debentures”), issued and outstanding pursuant to a trust indenture between the Corporation and the Trustee dated as of July 1, 1976, as from time to time supplemented, modified or changed (the “Original Trust Indenture”);

B.	The Guarantor directly and indirectly owns 100% of the issued and outstanding shares in the capital of the Corporation;

C.	It is in the best interest of the Corporation and the Guarantor that the Guarantor provides the Trustee with a guarantee in connection with the Corporation’s payment obligations to the Trustee and to the Debentureholders rateably under: (i) the Subject Debentures and the Original Trust Indenture, and (ii) unless a supplemental trust indenture creating and establishing the terms of any subsequent series of Debentures provides otherwise, each Debenture of any series hereinafter issued in accordance with the terms of the Original Trust Indenture (collectively and individually referred to herein as the “Guaranteed Obligations”);

D.	Section 10.01 of the Original Trust Indenture provides, among other things, that the Trustee and, when authorized by a resolution of the directors of the Corporation, the Corporation, may, subject to the provisions of the Original Trust Indenture, and they shall, when directed by the Original Trust Indenture, execute and deliver by their proper officers, indentures or other instruments supplemental to the Original Trust Indenture for the purpose of, inter alia, adding to the covenants of the Corporation contained in the

Original Trust Indenture for the protection of holders of the Debentures or of Debentures of any series and for any other purpose not inconsistent with the terms of the Original Trust Indenture;

E.	All necessary matters and things have been done and performed by the Corporation and the Guarantor to authorize the execution and delivery of this Fifty-Third Supplemental Trust Indenture and to make this Fifty-Third Supplemental Trust Indenture legal, valid and binding upon the Corporation and the Guarantor subject to the terms of the Original Trust Indenture and this Fifty-Third Supplemental Indenture; and

F.	The foregoing recitals are made as representations and statements of fact by the Corporation or the Guarantor, as the case may be, and not by the Trustee.
     NOW THEREFORE THIS FIFTY-THIRD SUPPLEMENTAL TRUST INDENTURE WITNESSETH that for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor covenants, acknowledges, represents and warrants in connection with the Guaranteed Obligations in favour of the Trustee and the Debentureholders rateably, and it is hereby agreed and declared by all parties to this Fifty-Third Supplemental Trust Indenture, as follows:
ARTICLE 1
Indenture Supplemental
to the Original Trust Indenture
1.1	Part of Original Trust Indenture — This Fifty-Third Supplemental Trust Indenture is declared to be supplemental to the Original Trust Indenture and is to form part of and shall have the same effect as though incorporated in the Original Trust Indenture. The Original Trust Indenture is a part of these presents and is by this reference included herein with the same effect as though at length set forth herein. Solely for purposes of such incorporation by reference as referred to herein, (i) the word “Company” defined in Section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

1.2	Definition — In this Fifty-Third Supplemental Trust Indenture, “Term” means the period beginning on the date hereof and ending on the date of the full payment and performance by either the Corporation or the Guarantor of all of the Guaranteed Obligations.

1.3	Capitalized Terms — All capitalized terms contained in this Fifty-Third Supplemental Trust Indenture (including the Recitals hereto) unless otherwise defined herein, shall, for all purposes hereof, have their respective meanings as set out in the Original Trust Indenture, unless expressly stated otherwise or the context otherwise requires.

ARTICLE 2
Guarantee
2.1	Guarantee — The Guarantor hereby solidarily guarantees in favour of the Trustee and each of the Debentureholders the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise of all of the Guaranteed Obligations (the “Guarantee”).

2.2	Guarantee Unconditional — This Guarantee shall not be impaired by any modification, supplement, extension or amendment of any contract or agreement to which the parties thereto may hereafter agree, nor by any modification, release or other alteration of any of the Guaranteed Obligations or of any security therefore to which the parties thereto may hereafter agree, nor by any agreements or arrangements whatever with the Corporation or anyone else. The liability of the Guarantor hereunder is direct and unconditional and may be enforced without requiring the Trustee first to resort to any other right or security. The obligation of the Guarantor hereunder shall be irrevocable and unconditional irrespective of, shall not be affected or limited by, and shall not be subject to any defense, set-off, counterclaim or termination by reason of: (i) the legality, genuineness, validity, regularity or enforceability of this Guarantee or the liabilities of the Corporation guaranteed hereby; (ii) any provision of applicable law or regulation prohibiting the payment by the Corporation of the Guaranteed Obligations; or (iii) any other fact or circumstance which might otherwise constitute a defense to a guarantee including without limitation, the failure by the Trustee to perfect or continue the perfection of any security interest securing all or any part of the Guaranteed Obligations, the invalidity or unenforceability of any of the Guaranteed Obligations, or the release of any party guaranteeing all or a portion of the Guaranteed Obligations. The Guarantor confirms that in executing and delivering this Guarantee it has not relied on any representation, warranty or other statement or agreement by the Trustee. All recourses of the Trustee hereunder shall be exercised in accordance with its powers under the Original Trust Indenture.

2.3	Subrogation — The Guarantor shall have no right of subrogation, reimbursement or indemnity whatsoever against the Corporation, nor any right of recourse to security for the Guaranteed Obligations, unless and until all Guaranteed Obligations have been finally and irrevocably paid in full.

2.4	Continuing Guarantee — This Guarantee is, as to the Guarantor, a continuing Guarantee which shall remain effective during the Term. During the Term, nothing shall discharge or satisfy the liability of the Guarantor hereunder except the full payment and performance by either of the Corporation or the Guarantor of all of the Guaranteed Obligations. The obligations of the Guarantor under this Guarantee shall expire and be of no further force and effect, and, subject to Section 2.5, this Guarantee shall terminate, at the end of the Term.

2.5	Preferences — If any amount received by the Trustee from the Corporation in respect of the Guaranteed Obligations is thereafter returned by the Trustee, or its successors or assigns, to the Corporation, or to any trustee or receiver for the Corporation, whether by reason of the Corporation’s bankruptcy or otherwise, such amount shall, for purposes of the Guarantee, be deemed not to have been received by the Trustee, and the Guarantee shall be reinstated as to such amount.

2.6	Waivers — The Guarantor waives notice of acceptance hereof, presentment and protest of any instrument and notice thereof.
ARTICLE 3
Confirmation
3.1	Original Trust Indenture — The Corporation and Trustee hereby acknowledge and confirm that, except as specifically supplemented, modified or changed by the provisions of this Fifty-Third Supplemental Trust Indenture, all of the terms and conditions contained in the Original Trust Indenture (as previously supplemented, modified or changed) are and shall remain in force and effect, unamended, in accordance with the provisions thereof. The matters provided for in this Fifty-Third Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date hereof and do not constitute novation.

3.2	Waiver, Modification — No provision of the Guarantee herein: (a) may be waived, except by an instrument in writing signed by the parties hereto; and (b) may be supplemented, modified or changed, except by supplemental trust indenture duly executed and delivered pursuant to Section 10.01(i) of the Original Trust Indenture signed by the parties hereto.

3.3	Successors and Assigns — The Guarantee as set forth in this Fifty-Third Supplemental Trust Indenture and the rights and obligations associated therewith shall be binding upon the Guarantor and its successors and permitted assigns and shall enure to the benefit of Trustee and its successors and permitted assigns.

3.4	Applicable Law — This Fifty-Third Supplemental Trust Indenture, including the Guarantee as set forth in herein, all acts and transactions hereunder, and the rights and obligations of the parties hereto, shall be governed, construed and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.
ARTICLE 4
Notices
4.1	Any notice to be given to the Guarantor in connection with this Fifty-Third Supplemental Trust Indenture shall be provided in the manner provided in Article Twelve of the Original Trust Indenture at the address hereinafter mentioned:

BCE Inc. 1000, rue de La Gauchetière West Suite 4100 Montreal, Québec H3B 5H8

Facsimile: (514) 391-3768 Attention: Assistant General Counsel — Compliance
ARTICLE 5
Execution
5.1	Counterparts and Formal Date — This Fifty-Third Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first written hereinabove.
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     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA
By:	/s/ Michael Boychuk
	Name:	Michael Boychuk
	Title:	Senior Vice President & Treasurer

By:
Name:
Title:

BCE INC.
By:	/s/ Michael Boychuk
	Name:	Michael Boychuk
	Title:	Senior Vice President & Treasurer

By:
Name:
Title:

CIBC MELLON TRUST COMPANY
By:	/s/ E. Reinhold
	Name:	Ernestine Reinhold
	Title:	Manager, Corporate Trust

By:	/s/ Pierre Tremblay
	Name:	Pierre Tremblay
	Title:	Assistant Manager, Corporate Trust